Nasdaq Stock Market

CERTNAS
001-37525

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

March 1, 2016

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on February 24, 2016 The Nasdaq Stock Market (the "Exchange") received from Nuvectra Corporation (the "Registrant") a copy of the Registrant's application on Form 10 for the registration of the following securities:

Common Stock, $0.001 par value

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery